Direct Phone Number +1 202-654-4563 arie.heijkoop@haynesboone.com

January 17, 2023

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Virtus Alternative Solutions Trust

Registration Statement on Form N-14

File Nos. 333-268768; 811-22906

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on January 13, 2023, pertaining to the Form N-14 prospectus/proxy statement that was filed by Virtus Alternative Solutions Trust (the “Registrant”) on December 13, 2022. Where noted, changes, as applicable, have been made to the prospectus/proxy statement.

Set forth below is each comment, as updated from the response letter filed on EDGAR on January 12, 2023, and the Registrant’s response thereto.

2.	Comment: In the last paragraph of the last page of the N-14 cover, please also add hyperlinks to the prospectus of the Selling Trust. (See Rule 411(d) under 1933 Act.)

Response: Requested change has been made.

5.	Comment: Page 21, footnote (c); page 24, footnote (b). Please revise the disclosure to state that recoupment of fees or expenses waived under the previous investment advisory agreement may only be made by the previous investment adviser, AlphaSimplex, directly, and confirm that the Board of the Acquiring Trust determined that it is appropriate that the former adviser may continue to recoup its advisory fees waived even though the advisory agreement has terminated.

Response: The Board of the Acquiring Trust authorized the approval of the Amended and Restated Expense Limitation Agreement between the Acquiring Funds and VAIA, as

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the investment adviser to the Acquiring Funds, which also grants VAIA the right to recoup fees and expenses waived prior to the Reorganizations, subject to certain limitations. As the subadviser to the Acquiring Funds, AlphaSimplex’s subadvisory agreement is with, and its compensation is paid by, VAIA as the adviser, and not with the Acquiring Funds themselves. While under this structure AlphaSimplex would not recoup its waived fees from the Funds directly, the SubadvisoryAgreement provides that any waivers or recoupment of fees will be shared by VAIA as the adviser with AlphaSimplex as the subadviser. In addition, while the Amended and Restated Expense Limitation Agreement permits recoupment of fees for three years following the date such waiver or reimbursement occurred, fees that were waived or reimbursed prior to the Reorganization are subject to the contractual undertaking by AlphaSimplex, which authorizes recoupment for one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

7.	Comment: Page 26, Total returns table. In footnote (b), third to last sentence, disclose whether the index reflects a deduction for taxes. (See requirement under Item 4 of Form N-1A.) Please find out if the index includes taxes so that accurate disclosure can be reflected.

Response: The Barclay Fund of Funds Index measures only the arithmetic average of the net returns of all funds of funds in the Barclay database that have reported during that month, which would not include any calculation for expenses or taxes at the index level. As noted in the referenced footnote however, the net returns of all funds of funds in the index reflect the managed fees and expenses of both the funds of funds in the index and the hedge funds in which they invest, and net returns are generally deemed to reflect a deduction for any applicable taxes. The third from last sentence in Footnote B will therefore be revised as follows:

“The performance of the Index reflects the managed fees and other expenses of both the funds of funds in the Index and the hedge funds in which these funds of funds invest, but does not reflect the deduction of fees, expenses or taxes at the Index level.”

10.	Comment: Page 31. For Virtus AlphaSimplex Global Alternatives Fund, disclose the criteria showing the fund’s investments are tied to a number of countries in the world, given “Global” in the fund’s name. We disagree that “Global” refers to a fund strategy but instead connotes that a fund’s investments are diversified among a number of countries throughout the world.

Response: Registrant notes the Staff’s position that use of “Global” in a fund’s name would connote that a fund’s investments are diversified among a number of countries throughout the world, and confirms that the Fund’s investment holdings comply. While the Fund is not managed to have exposure to a minimum number of countries, the Fund’s investments, historically and currently, are diversified among different countries. For example, the Fund’s most recent shareholder report as of June 30 reflects that it had exposure to at least 10 foreign countries through financial and currency futures and forward foreign currency contracts, in addition to holding shares of a number of foreign companies and commodities. Due to the nature of the Fund’s holdings in alternative investments that are by their nature global, the Fund is a global fund even without a formal test that does not apply precisely to the strategies in which the Fund invests.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 654-4563.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc: Jennifer Fromm, Esq.

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